Designated Filer:	MONARCH ALTERNATIVE CAPITAL LP
Issuer & Ticker Symbol:	WCI Communities, Inc. [WCIC]
Date of Event Requiring Statement: February 19, 2015

Explanation of Responses
(1)
On February 19, 2015, MAC (as defined below), as an affiliate of a non-employee director, was granted restricted stock units by WCI Communities, Inc. (the “Company”). These restricted stock units will vest in their entirety on the first business day immediately prior to the Company’s annual shareholders’ meeting in 2016, subject to the continued services of the applicable non-employee director. In accordance with the terms of the grant, following vesting, the Company will pay to the holder a cash amount equal to the fair market value of a number of shares of the Company’s common stock equal to the number of restricted stock units. The closing price of the Company’s common stock on February 19, 2015 was $19.95.

(2)
This Form 4 is being filed on behalf of Monarch Alternative Capital LP, a Delaware limited partnership (“MAC”), MDRA GP LP, a Delaware limited partnership (“MDRA GP”) and Monarch GP LLC, a Delaware limited liability company (“Monarch GP”) (collectively, the “Reporting Persons”). MAC serves as the investment advisor to Monarch Debt Recovery Master Fund Ltd, Monarch Master Funding Ltd, Monarch Opportunities Master Fund Ltd, Monarch Income Master Fund Ltd, Monarch Capital Master Partners LP, Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners II LP, Monarch Capital Master Partners II-A LP, Monarch Cayman Fund Limited and P Monarch Recovery Ltd (collectively, the “Funds”). MDRA GP is the general partner of MAC and Monarch GP is the general partner of MDRA GP. Each of MAC, MDRA GP and Monarch GP may be deemed to indirectly beneficially own shares held directly by the Funds and disclaim beneficial ownership of all such shares except to the extent of any indirect pecuniary interest therein.

(3)	Restricted Stock Units held directly by MAC.